SEC FILE NUMBER: 001-41454
CUSIP NUMBERS: G38644 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

GigaCloud Technology Inc
Full Name of Registrant

Former Name if Applicable

4388 Shirley Avenue
Address of Principal Executive Office (Street and Number)

El Monte, CA 91731
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

GigaCloud Technology Inc (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) by the prescribed due date for the reasons described below.

The Company ceased to qualify as a “foreign private issuer” as of the end of its second quarter in 2023, thereby becoming subject to the reporting obligations under the Securities Exchange Act of 1934 (the “1934 Act”) applicable to companies other than foreign private issuers. The filing on Form 10-K represents the Company’s first annual report filing under its 1934 Act obligations as a company that is not a foreign private issuer. Pursuant to the change in reporting status, the Company is required to comply with a shorter annual report filing deadline which has necessitated additional efforts for compilation and review to ensure adequate disclosure of the information required to be included under Form 10-K. Additionally, as the Company previously announced, the Company completed the business acquisition of Noble House Home Furnishings LLC through Chapter 11 bankruptcy proceedings and the acquisition of a 100% equity interest of Apexis, Inc in the fourth quarter of 2023. Given the fact that the acquisitions were closed towards the end of 2023, the Company requires additional time and effort to perform purchase price allocation related work before finalizing the acquisition related accounting. In addition, as the acquired entities used financial systems different from what is used by the Company, the Company has to extend additional effort in financial reporting integration and the preparation of its consolidated financial statements.

The Company is working diligently to complete and file the Form 10-K as soon as possible. As the fifteenth calendar day following March 15, 2024, the prescribed due date for the Form 10-K, falls on March 30, 2024, Saturday, the Company expects to file the Form 10-K no later than April 1, 2024, the next business day.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry Lei Wu	626	912-8886
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 15, 2024, the Company issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2023, which included a comparison to its results of operations from the corresponding periods in the last fiscal year.

GigaCloud Technology Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Larry Lei Wu
		Name:	Larry Lei Wu
		Title:	Chief Executive Officer